

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Michael Myers
Chief Executive Officer
Quoin Pharmaceuticals Ltd.
42127 Pleasant Forest Court
Ashburn, VA 20148

> **Re: Quoin Pharmaceuticals Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 11, 2024**
> **File No. 333-283734**

Dear Michael Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melissa Palat Murawsky, Esq.